UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

6 October 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

5 October 2015

Diageo announces appointment of Kathryn Mikells as Chief Financial Officer

Diageo has today announced that Kathryn Mikells is to be appointed Chief Financial Officer based in London, effective 9 November 2015. Mikells joins from Xerox Corporation, where she is currently CFO, a position she has held since May 2013.

Kathryn has extensive experience, having worked in a number of senior finance roles for global consumer facing and b2b businesses, including United Airlines where she spent the majority of her career and was CFO from 2008-2010. She has a track record for capital discipline, for developing strong cost cultures and for creating efficient, agile organisations.

Ivan Menezes, Chief Executive of Diageo, said:
"I am delighted that Kathryn will join our executive team. Diageo is focused on driving performance from our core and on improving productivity to drive out cost to invest in growth. Kathryn has the experience of working with teams to drive disciplined performance management which will contribute to the achievement of our performance ambition. We are starting to see the benefits of the changes we have put in place and I am confident we are uniquely positioned to take advantage of this growth sector."

Franz Humer, Chairman of Diageo, said:
"Diageo is focused on ensuring that the company thrives as the custodian of incredible brands, sought after by our customers worldwide and to do that we must continue to attract, recruit and retain the very best global talent. I am therefore very pleased to welcome Kathryn to our Board. On Kathryn’s appointment Deirdre Mahlan will step down from the Board and her role as CFO. I wish to thank Deirdre most sincerely for her contribution to the Board. The finance function and Diageo are stronger as a result of the changes Deirdre has made and the Board is delighted that she will continue to play a pivotal role for the company in leading our North American business."

Kathryn Mikells, said:
"I am excited to join the Diageo team. This is a unique opportunity to work for a company with leading consumer brands, unparalleled global reach and the marketing and innovation agility to drive performance locally. Diageo has a clear and compelling strategy and I am looking forward to working with Ivan and the team to deliver it."

ENDS

For further information

Media relations:	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

Investor relations:	Catherine James	+44 (0) 208 978 2272
	Angela Ryker Gallagher	+44 (0) 208 978 4911
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 6 October 2015	By:	/s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant